                                                                    Exhibit 99.2

American TeleSource International, Inc.
STOCKholder Newsletter
October 1999



Dear Stockholder,

[PHOTO APPEARS HERE]  I am pleased to present you with ATSI's first stockholder newsletter. My objective is to perio dically update you on our progress and provide current information on the Mexican telecommunications market, as well as the regulatory environment and various global trends affecting ATSI. More importantly, I wish to communicate our vision and strategy in such a way that our stockholders will be informed as to the long-term goals and objectives of the ATSI organization.

                      ATSI has established itself as an emerging international carrier, focusing on niche, underserved telecommunication markets within and between the U.S. and Latin America, primarily Mexico. An indisputable barrier to entry for other competitors is the time required in duplicating the accomplishments of ATSI to date. Our positioning strategy has been to develop a solid corporate framework consisting of unique licenses, interconnection and service agreements, a network footprint and retail distribution - not just to grow top-line revenues, but to build a platform for supporting a stronger telecommunications company of tomorrow. Through the utilization of this valuable framework, we are ahead in the race to penetrate lucrative Latino markets.

Why Mexico? Of all the countries in the world, Mexico is the second leading producer of long distance traffic with the U.S. The numbers of telephone and access lines are increasing. Mexico is expected to surpass Canada and become the number one international route with the U.S. for long distance traffic within the next few years. As a result of NAFTA, the U.S. and Mexico enjoy even stronger cultural and trade ties, with a significant flow of immigrants coming north primarily for work. Another factor is Mexico's popularity among U.S. tourists looking for an exotic getaway on a tight budget.

Thirty-eight years ago, my mom was one of those northbound immigrants seeking work and a new lifestyle in the U.S. She eventually settled in South Texas. Due to family ties in Mexico, she calls south of the border on a regular basis. I have often said that my mom typifies the ATSI customer profile; she reads Spanish newspapers and magazines, watches Spanish television, listens to Spanish radio and stays on the telephone for extended periods of time. More importantly, she is underserved when it comes to basic telephone services. Like most Latinos north and south of the border, my mom is seeking convenient, accessible and high-quality communication services at competitive rates.

The uniqueness of our borderless strategy is that ATSI's targeted customer profile exists on both sides of the border. Whether in Los Angeles, California, San Antonio, Texas, or Morelia, Michoacan, Mexico, Spanish-speaking consumers seek the same basic communication services and, in most cases, prepay for quality, affordability and convenience. With a highly recognized distribution network of 127 Communication Centers (formerly referred to as casetas) in Mexico, we are well positioned to offer our targeted niche market, highly specialized, new and innovative services.

Technology also plays a key role in serving our borderless market. Although transparent to the user, technology is vital in meeting a simple consumer demand to communicate with friends and family. We recently installed an Asynchronous Transfer Mode (ATM) transborder network, incorporating the latest in packet switching and compression technology. A state-of-the-art proprietary network allows us to transport customer calls on our own network, thereby gaining a cost advantage and giving us greater control of overall call quality. Cost management and quality control are fundamental to providing our Latino marketplace with affordable and reliable services.

ATSI's retail strategy focused on the growing and underserved Latino market, combined with deployment of technology for efficient communication transport, is expected to bring about profitable growth well into the future. We believe our borderless strategy will set us apart from the competition, allowing us the opportunity to increase stockholder value that is sustainable over the long-term.

In this newsletter I will discuss the emerging marketplace in which we operate, the market and regulatory environments, global trends, ATSI's retail focus, our exciting Strategic Direction, expansion plans and various current events. For additional information about the Company, please visit our web site at www.atsi.net.

THE LATIN AMERICAN TELECOMMUNICATIONS MARKET
--------------------------------------------

The Latin American telecommunications market, with a population of 488 million strong, generated $50 billion in revenues in 1998, which are projected to grow to $113 billion by the year 2005. Pent-up and growing demand exists for telecommunication services throughout this underserved region. The average time a person must wait to acquire a telephone line ranges from three months to several years, with an average telephone line penetration of about 10 per 100 persons, and this penetration is growing.

We believe the following trends in the Latin American telecommunications market will continue to drive growth:

(.)  Continuing deregulation and privatization of markets
(.) Reduced international long distance rates driven by competition in deregulated markets
(.)  The increase in the availability of telephone and access lines
(.)  The increasing globalization of commerce, trade and travel
(.) The proliferation of communication devices such as faxes, cellular telephones and pagers
(.) Increasing demand for data transmission services, including the Internet (.) More cost-efficient technological methods for transporting calls such as packet switching


THE MEXICAN TELECOMMUNICATIONS MARKET

ATSI focuses on the international long distance market,
particularly within the U.S. - Mexico corridor, the second
busiest international long distance route in the world.
U.S. billed revenues for international long distance        [PHOTO APPEARS HERE]
traffic with Mexico increased from $1.4 billion in 1993 to approximately $3.0 billion in 1997. In addition, from 1995 to 1996, call-traffic between the U.S. and Mexico increased
16% compared with 13.2% for the rest of the world. Analysts expect the market to continue outpacing the rest of the world with growth rates estimated at 15% to 20% annually.
During the year 2000, Mexico is projected to increase telephone line penetration from a current level of 9 to
12.5 per 100 persons.

The local and long distance telecommunications markets in Mexico had been a Telefonos de Mexico (Telmex) monopoly until January 1, 1997, when the government opened its market to competition. Since then, the Mexican Government has licensed 16 alternative facilities-based long distance carriers or "Concessionaires" and 8 competitive local carriers.

Telmex and the newly licensed operators have focused on providing additional and improved services to the residential and business markets. ATSI has focused its efforts in areas underserved by the former monopoly and other emerging competitive carriers. ATSI's services will be in greater demand as communication needs grow beyond the ability of other carriers to meet them. I believe Telmex, as well as the top tier competitive carriers (e.g., Alestra/AT&T, Avantel/MCIWorldcom), will prioritize their resources to compete in the most lucrative, yet capital intensive sectors, leaving many niche opportunities for players like ATSI.

While many telecommunications service providers are capable of transporting calls between the U.S. and Mexico, only a few have the retail distribution channels needed to reach consumers and generate call volumes like ATSI. Early on, we developed a two-pronged approach designed to capture both retail and wholesale traffic:

   1) The Company originates retail traffic in Mexico through its network of Communication Centers and public pay telephones. Retail traffic in the U.S. is originated through ATSI's MEXICOnnect service

       (a "dial around" 10-10-624 product) and One Plus long distance, both targeting the Latino community. These U.S. services are only offered in San Antonio, Texas, at this time.

   2) ATSI captures wholesale traffic by offering network termination capabilities into Mexico for U.S. carriers either lacking transmission facilities or requiring additional capacity. Similarly, the Company provides these same services to Mexican carriers requiring U.S. and global network termination.

Consequently, ATSI is uniquely positioned as a facilities-based carrier able to originate, transport and terminate network traffic in both the U.S. and Mexico, and ATSI is well poised to increase its retail market share within the growing telecommunications corridor between the U.S. and Mexico.


THE MEXICAN REGULATORY ENVIRONMENT

Mexico is considered one of the Latin American leaders in telecommunications. Development in Mexico's communications industry began in the 1940's, as there was tremendous growth in radio broadcasting and an expansion in telephone service. In the 1970's, large manufacturing facilities (maquiladoras) were constructed throughout the country, creating a significant demand for more cost-effective and reliable communications.

On August 9, 1996, President Zedillo's administration issued a decree creating the Comision Federal the Telecomunicaciones (COFETEL), the Mexican Government's regulator responsible for overseeing the liberalization of the telecommunications industry. COFETEL's primary objectives include:

(.)    Promoting competition in all sectors of telecommunications

(.)    Providing a judicially secure environment for private investment

(.) Ensuring end users non-discriminatory access to all types of telecommunication services

Until August 1996, the Secretaria de Comunicaciones y Transportes (SCT) was the exclusive authority for regulation of the Mexican telecommunications industry. COFETEL operates under the SCT; however, since inception, COFETEL has taken increased responsibility in both the reform and regulatory processes.

                         Mexico's Regulatory Structure

               [FLOW CHART OF REGULATORY STRUCTURE APPEARS HERE]

Although Mexico leads most of its Latin American peers in creating a competitive market, the telephone infrastructure is still "catching up" to other countries such as the U.S. It is anticipated that telecommunications sector will continue contributing a larger percentage of the Mexican GDP as the government implements new laws and regulations.

We believe that the recent and planned privatization of many of the region's major telephone companies together with the overall trend toward deregulation, particularly in Mexico where the majority of our efforts have been focused, present significant opportunities to provide specialized services to, from, and within this fast-growing market.

GLOBAL TRENDS

Carrier Opportunity

Estimates indicate that worldwide telecommunications deregulation is creating a $600 billion revenue opportunity for international carriers. Emerging international carriers, like ATSI, are expected to capture 40% of this revenue over the next 10-year period.

Technological Advancements

Improvements in technology used in the transmission of telecommunication services continues to occur rapidly; newer and better switches, fiber optic cables with enormous capacity to move traffic at a fraction of historical costs, and a variety of methods for consumers to access carrier networks, such as prepaid and Voice over Internet Protocol (VoIP).

Investment Community

The investment community is searching for companies that possess both plans to differentiate themselves from others in the international long distance group, and a viable strategy to compete with the incumbent or former government owned Telephone Company. The investment community prefers companies striving for a balance favoring retail over wholesale traffic. While wholesale is an effective method for utilizing a company's network, and for obtaining volume discounts from other carriers, an over-reliance on wholesale produces long-term risks due to declining margins and a lack of customer loyalty.

ATSI'S RETAIL SERVICES WITHIN MEXICO

ATSI entered the Mexican markets by establishing retail distribution channels (Communication Centers and public pay telephones) offering local calling, domestic and international long distance, facsimile and in some cases, Internet connectivity.

                                                          [PICTURE APPEARS HERE]

Communication Centers

     The Communication Center market segment is generally fragmented with dozens of small operators. Currently, we are aware of 12 multi-location caseta operators competing with ATSI. Location and brand recognition are key factors for competing effectively. ATSI maintains a market leadership position, with 127 Communication Centers located in prime high-traffic areas in 66 Mexican cities. ATSI operates its Communication Centers under the name of Computel, a highly recognized brand throughout Mexico.

     ATSI's Communication Centers are strategically located to serve the "in-country" traveler, tourists and the predominantly large population of Mexico that does not have a telephone. ATSI Centers utilize on average four telephone lines, with six to eight telephones available to customers. Every location employs an attendant who processes calls, monitors call duration, collects fees and generates daily call activity reports.

[PICTURE APPEARS HERE]

     Moving into fiscal year 2000, ATSI has begun the process of transitioning its retail distribution locations into "next generation" Communication Centers. As we enter the new millennium, ATSI's Communication Centers will offer a variety of enhanced telecommunication services beyond basic telephony, including prepaid services and Internet connectivity.

     ATSI Communication Centers will also play an important role as we expand our retail presence in the U.S. (see "Expanding the ATSI Retail Presence"). The Communication Center concept, together with the experience gained from serving target markets within Mexico, will be brought to the U.S. to serve the needs of the nearly 18 million Latino Americans of Mexican origin, the more than 350,000 new Mexican immigrants who arrive each year, and the more than 54.4 million international travelers who traverse between Mexico and the U.S. annually.

        Cancun, Mexico

     Key differentiators that keep customers coming back to ATSI:


(,) Comfort, convenience and innovation - Communication Centers are air-conditioned, centrally located and staffed with operators providing new and enhanced services with personalized attention.

(.) Accurate billing - aside from tive rates, ATSI's proprietary call accounting system offers higher reliability.

(.) Provision of receipts - so that business calls may be expensed for reimbursement or tax purposes. The competition does not typically offer this service, which is important to the traveling business customer.

Public Pay Telephones

The Company has 574 public pay telephones in targeted niche markets such as resort cities and ship ports of call. ATSI is currently the only payphone operator with network facilities capable of transporting and billing its own long distance calls originating in Mexico. Additionally, the Company's "multi-pay" telephones offer consumers a variety of convenient payment methods, including coin, credit card and collect. Telmex telephones are not as user-friendly, because they only accept hard-to-find Telmex prepaid smart-chip calling cards.

[PICTURES APPEARS HERE]

ATSI'S STRATEGIC DIRECTION

Maintain Focus on Underserved Latino Markets

While many of ATSI's competitors in the international long distance arena attempt to be "all things to all people," ATSI will maintain focus on specific retail and wholesale call-traffic generators within the U.S. - Mexico corridor, while placing a stronger emphasis on retail services.

Increase Retail Distribution in the U.S. and Mexico

The cornerstone of our retail services includes the expansion of Communication Centers in both the U.S. and Mexico, creating a borderless network of distribution outlets (see "Expanding the ATSI Retail Presence"). Communication Centers are an ideal platform for creating additional revenue streams from new and innovative services, thereby improving ATSI's return on invested capital.

Due to the stranglehold Telmex has over providing local phone lines, and the poor quality of cellular alternatives, ATSI will not expand its public pay telephone network in Mexico. ATSI will transport traffic for other payphone operators or consider expansion through franchise programs. Efforts will be focused on increasing the productivity of our existing pay telephone assets.

Deploy Seamless Transborder Services

The U.S. - Mexico border is one of the most traversed in the world, with immigrant flow between the countries continuing to increase. Borderless services will not only meet the practical needs and offer convenience to the consumer, but will allow us to differentiate our services from other providers.

Increase the "Value Proposition" of the Wholesale Carrier Product

The value of our wholesale carrier services will be enhanced through:

(.)  Termination to additional countries with an emphasis on Latin America

(.) Increase points-of-presence by leveraging on the excess capacity of fiber and switching facilities that currently exist in the U.S.

(.) Data transport on high capacity ATM network (e.g. virtual private networks and VoIP)

Reduce Transport and Termination Costs

ATSI is pursuing a long distance license in Mexico that will allow for a significant reduction in termination and origination costs within that country. Prior to building out the network under the license, we will leverage current call volumes for increased discounts from our current Mexican carrier vendors. ATSI will also execute additional interconnection and service agreements for multiple traffic routing alternatives. In the U.S., we will aggressively pursue carrier agreements that allow for profitable resale of termination services into other countries in addition to Mexico.

Construct a State-of-the-Art Network

Due to an over-capacity of fiber and switches in the U.S., we expect to lease and partition facilities rather than construct our own. In Mexico, ATSI has adopted a "smart-build" modular strategy, allowing us to scale up the network when customers are added, emphasizing reliability and flexibility. Our smart build approach incorporates a hybrid network, using fiber optic technology to access major metropolitan areas and satellite technology to access semi-rural and smaller metropolitan areas. In addition, we will seek strategic technological partnerships (such as those we have secured with Northern Telecom and Network Equipment Technologies) to minimize technological dependence on third parties, and extend the reach and efficiency of our network (see "ATSI Current Events - Long Distance License").


EXPANDING ATSI'S RETAIL PRESENCE (U.S. - MEXICO CORRIDOR)

In order to sustain growth in revenues and improvement in margins, ATSI must meet the challenge facing emerging international carriers by migrating away from shrinking wholesale markets into more profitable retail markets. ATSI plans to invest a majority of its new resources developing retail programs targeting the growing Latino market.

In the U.S., the Latino population is growing four times faster than the general population. By the year 2010, it is estimated that Latinos in the U.S. will reach 41.5 million, with 25.6% of Mexican origin. Of particular interest is the fact that 60% of the U.S. Latino households live in 10 Metropolitan areas. It has also been reported that 80% of the U.S. long distance minutes to Mexico originate in the 6 market areas of Los Angeles-Long Beach, San Francisco-San Jose, Chicago, New York, Houston and San Antonio.

The Communication Center is a widely recognized and utilized medium in Mexico. It is our belief that the Communication Center concept will find acceptance by familiar and new consumers in the U.S. A key to the successful offering of retail services must include an acceptable, easy and efficient method for consumers to purchase telecommunication services.

Our Communication Centers will serve as magnets
to attract customers to services designed to meet
the needs of the Latino. Through use of these
services, the consumer will develop ATSI brand loyalty
to which they will adhere when transitioning to more       [PHOTO APPEARS HERE]
traditional applications such as residential direct dial and dial-up Internet services. Generally speaking, recent immigrants and those with economic challenges are served through "prepaid" accounts, while the more established households tend to subscribe to "post-paid" services.


ATSI CURRENT EVENTS

Network Enhancements

ATSI focused a great deal of its resources and efforts this past year in deploying technological enhancements to the network. With the addition of a transborder fiber optic link and a state-of-the-art Northern Telecom gateway switch, we operate a highly efficient ATM "pipe" between Dallas, Texas, and Mexico City, Mexico. The new fiber link and switch include some of the most advanced compression and packet switching technology available today. The new hardware results in lower transport costs for the Company and exceptional quality for the consumer. As we expand the network in Mexico and throughout Latin America, we will continue deploying the latest in technology for applications such as VoIP.

Gerard Klauer Mattison & Co., Inc.

In July, we secured a relationship with the investment-banking firm of Gerard Klauer Mattison & Co., Inc. (GKM). GKM has successfully established a reputation as a research-driven firm serving many large institutional investors. GKM has managed over $3.5 billion of public offerings and private placements, and advised in $2.2 billion of transactions including mergers and acquisitions. Their equity division consists of 25 traders making markets in a large number of stocks. We have worked closely with GKM's high-energy team in positioning ATSI for the financial markets and potential strategic relationships. GKM is also providing us with advisory relating to certain financial strategies. Having become intimate with ATSI over the last few months, GKM supports both the management team and our Strategic Direction. We are excited about the future opportunities that exist to utilize GKM's full service capabilities.


Long Distance License

In November 1998, ATSI applied to the Mexican Government for a long distance license. We are in the final stages of the process and remain confident that a license will be obtained. This particular license will enable the Company to expand its operations and services to both urban and rural locations, while simultaneously decreasing its operating costs for both wholesale and retail service offerings.

[PHOTO APPEARS HERE]

[LOGO APPEARS HERE]

GlobalSCAPE, Inc.

The prospects are exceptional for ATSI's wholly owned e-corporation, GlobalSCAPE, Inc., an industry leader in providing Internet-based software utilities. GlobalSCAPE offers "best of breed" products in various categories, including file management, applications development and multimedia utilities. The Company's business model allows it to continually market and deliver software products to end users who want them on a "just in time" basis. To complement its own software development efforts, GlobalSCAPE also intends to seek the distribution rights of third-party authored software.

The Company's products are available online and distributed as shareware, meaning, "free to download and use on a trial basis." However, GlobalSCAPE's primary source of revenue derives from product registration. Additionally, the Company generates revenue from advertising in the form of ad banners and sponsorships, which are promoted through its "live" software products and on its vertical portal web site. For more information, please visit the GlobalSCAPE web site at www.globalscape.com.

GlobalSCAPE's programs are consistently touted on leading shareware sites' top download lists. CNET's Download.com currently ranks Company products as the "Top 10 Most Frequently Downloaded Programs" within their respective categories. On a monthly basis, the Company receives approximately 1.2 million unique visitors and displays more than 15 million in-product and web site ad banners. Because of this exposure, GlobalSCAPE is diligently working to leverage its name brand recognition into a full suite of "Cute" products.

                     The Company's flagship product, CuteFTP, is a Windows/(R)/ [PHOTO APPEARS HERE] -based file transfer protocol (FTP) utility that allows users the ability to transfer and manage files via the Internet, including files such as MP3's, web pages, software, videos and graphics. CuteFTP/TM/ is a market leader, with an estimated 30% of the U.S. market share as reported by Media Metrix. The Company's portfolio of products also includes CuteHTML/TM/, an advanced HTML editor for developing web sites, and CuteMAP/TM/, an image mapping utility for graphic navigation through web sites, as well as products in various stages of alpha and beta testing.

GlobalSCAPE's goal is to accelerate the growth of its revenue streams from software registrations and advertising. To accomplish this goal, the strategy is to (i) grow the user base and, (ii) maximize the value of the user base. Certain components of the Company's strategy include accelerating core product development, distributing complementary third-party authored products, offering complementary products to users based on product category, implementing aggressive marketing plans, and continually improving the support infrastructure. GlobalSCAPE's market essentially includes all computer users on the Internet.

In July 1999, GlobalSCAPE engaged the investment-banking firm of SunTrust Equitable Securities, Inc. to determine the best path for unleashing value for ATSI stockholders. Since its engagement, SunTrust has assisted GlobalSCAPE in refining its Strategic Plan, corporate marketing materials, and financial model for the best possible representation in executing a financing strategy.

ATSI PEER GROUP COMPARISON

ATSI monitors the peer group shown on the following table for measuring corporate performance and identifying trends within our sector of the telecommunications industry. I encourage each of our stockholders to follow this peer group of companies for accomplishing these same objectives.

                                                   Shares                  Recent
                   Closing                      Outstanding/    1998       Quarter             Paid in    Profit
                    Price    52 Week    YTD      Market Cap   Revenues    Revenues    Year     Capital    Margin        Market
Company    Symbol (10-5-99)  High/Low   Return   (millions)  (millions)  (millions)  Founded  (millions)  (ttm)        Presence
ATSI      ATSI.OB  $ 1.00  $1.84/$0.44     8%     48.4/345     $  34.5       $  8.7   1994     $  25     -12.0%    U.S., Mexico,
                                                                                                                    Central A
FirstCom  FCLX       9.38   12.75/0.84   249%     22.6/212        19.1         11.6   1997        73     -92.0%    Chile, Peru,
                                                                                                                     Colombia
IDT Corp  IDTC      21.58   35.00/9.50    41%     23.9/615       335.4        191.8   1990       277      -0.1%    Worldwide
PointeCom PCOM.OB    2.40    2.78/0.69   201%     45.4/109        27.6         13.2   1995        73     -37.0%    U.S., CENTRAL
                                                                                                                    AM., S.A.
Pacific
 Gateway  PGEX      16.13  50.31/13.13   -66%     19.5/315       466.3        140.0   1991        72       3.3%    U.S. & Europe
Primus    PRTL      18.19   25.13/6.88    15%     28.7/522       421.6        185.6   1086       243     -18.0%    N.Am.,
                                                                                                                   Asia-Pacific, Eur
Startec
 Global   STGC      14.00   18.75/3.38    38%     9.39/131       161.2         61.9   1989        44     -19.0%    U.S., Europe
Star
 Telecom  STRX       5.19   18.00/5.08   -59%     58.6/304       696.5        272.3   1994       364      -3.3%    Worldwide
Teleglobe TGO       19.31  40.94/14.81   -44%    252.8/4.86    3,388.9        709.9   1950     1,240       4.2%    Worldwide
Telscope  TSCP       6.75   10.38/5.38    -9%     6.66/44        132.2         32.4   1992        44      -6.1%    Latin America
Vistel    VYTL      27.25   58.88/7.88    27%     32.6/888       135.2         68.7   1994       129     -66.0%    U.S. W. Europe,
                                                                                                                    U.K., Lat.
WorldPort WRDP.OB  $ 0.69 $12.38/$0.49   -93%     22.7/$16       $28.5        $24.5   1997      $111    -184.0%    Netherlands,
                                                                                                                    Europe, N.

Footnotes:
(1) FirstCom was previously named interAmericas Communication Corp., which was founded in 1994
(2) Paid in Capital is calculated through most recently reported quarter
(3) YTD Return utilizing closing price as of 1/1/99

LOOKING TO THE FUTURE

The liberalization of a telecom market typically begins with the privatization of the government owned Telephone Company. Privatization is followed by a demonopolization process, which strips the former monopoly of its status, and allows competitive carriers to enter the marketplace. Subsequent to demonopolization, markets typically migrate through three stages of development. The first is the protective stage, where the former monopoly vigorously protects its market share and revenue streams to the extent allowed under the newly established regulations. This particular stage is the most difficult for emerging carriers, as the former Phone Company continues operating as a de facto monopoly, exercising its significant market power. During the second stage, the competitive stage, newly licensed carriers attempt to establish themselves and capture market share. The third stage is the consolidation stage, where carriers seek alliances, joint ventures or mergers with former competitors to create critical mass. Due to the market power exhibited in Mexico by Telmex over the past few years, I believe we just recently entered the competitive stage.

We have developed clear advantages over our competition, as a result of the proper licensing, execution of carrier interconnection and service agreements, investment in and deployment of network facilities and retail distribution channels - a solid corporate framework. These advantages enhance ATSI's ability to compete in the long-term by ensuring our ability to be a low-cost provider of services. While the competition acquires the tools to effectively compete, ATSI expects to have acquired significant market share.

ATSI has assembled an experienced management team that understands the markets in which we operate, is bilingual and bicultural, has a focused vision, is entrepreneurial, and has successful career histories. The management team has thoroughly positioned the Company to capitalize on the opportunities by having established a solid corporate framework during the difficult protective stage. As a result, our Company is transitioning into a retail-oriented, growth opportunity, beginning to capitalize on the competitive stage.

Make no mistake about it...our vision is big. Over the next several years, ATSI intends to expand its network under the long distance license to consist of nearly 1,400 miles of fiber optics and 101 satellite terminals, covering 115 Mexican cities. Our retail distribution in Mexico will more than double, and "next generation" Communication Centers will appear in select U.S. communities. Peering even further into the future, ATSI will duplicate its strategy in other Latin American countries as regulatory environments permit. This is an incredible opportunity when considering that two-thirds of the Western Hemisphere's population is Latino.

As we continue to penetrate the underserved and underdeveloped telecommunications marketplace of Latinos, I remain confident that our commitment to further strengthen the corporate framework will lead to a greater return on investment. I expect value to be realized as more and more competitors attempt market entry, undoubtedly facing a multitude of barriers and challenges that ATSI has already overcome. Our future looks bright and we maintain focused on creating value for you, the ATSI stockholder.



STOCKHOLDER CONTACT

Karen R. Mella
Director, Investor Relations
American TeleSource International, Inc.         [ATSI LOGO APPEARS HERE]
12500 Network Blvd., Suite 407
San Antonio, Texas 78249
Voice: (210) 558-6090, ext. 1161
Fax: (210) 558-6095
E-mail: kmella@atsi.net

STOCK SYMBOL

OTCBB: AMTI



     This Newsletter contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. "Forward looking statements" are those statements, which describe management's beliefs and expectations about the future. We have identified forward-looking statements by using words such as "anticipate," "believe," "could," "estimate," "may," "could," "expect," and "intend." Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in our Annual Report on Form 10-K and other documents filed with the Securities and Exchange Commission. Therefore, these types of statements may prove to be incorrect. We do not promise to update any forward-looking statements, even if new information or future events indicate that these statements will prove to be incorrect.

                            [PICTURE APPEARS HERE]


   ATSI's teleport facility in San Antonio, Texas, provides satelitte-based communication services within and between the U.S. and Latin America.


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